Exhibit 95.1
Mine Safety Disclosure
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States, and that is subject to regulation by the Federal Mine Safety and Health Administration under the Mine Safety and Health Act of 1977 (“Mine Safety Act”), are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.
The following table sets out the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd Frank Wall Street Reform and Consumer Protection Act for the period July 1, 2026 through September 30, 2026 covered by this report:

Property	Section 104(a) S&S Citations[2] (#)	Section 104(b) Orders[3] (#)	Section 104(d) Citations and Orders[4] (#)	Section 110(b)(2) Violations[5] (#)	Section 107(a) Orders[6] (#)	Total Dollar Value of MSHA Assess-ments Proposed[7] ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations or Potential Thereof Under Section 104(e)[8] (yes/no)	Legal Actions Pending as of Last Day of Period[9] (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Arizona 1[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Beaver/La Sal[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Pinyon Plain[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Energy Queen[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Pandora[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Whirlwind[1]	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil

1.The Company’s Arizona 1 Project and the Energy Queen Property were on standby and not mined during the period. The Whirlwind mine, portions of the La Sal Project (i.e., the Beaver property and Pandora property) and the Pinyon Plain mine each operated during portions of the period.
2.Citations and Orders are issued under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (“MSHA”) for violations of MSHA or any mandatory health or safety standard, rule, order or regulation promulgated under MSHA. A Section 104(a) “Significant and Substantial” or “S&S” citation is considered more severe than a non-S&S citation and generally is issued in a situation where the conditions created by the violation do not cause imminent danger, but the violation is of such a nature as could significantly and substantially contribute to the cause and effect of a mine safety or health hazard. It should be noted that, for purposes of this table, S&S citations that are included in another column, such as Section 104(d) citations, are not also included as Section 104(a) S&S citations in this column.
3.A Section 104(b) withdrawal order is issued if, upon a follow up inspection, an MSHA inspector finds that a violation has not been abated within the period of time as originally fixed in the violation and determines that the period of time for the abatement should not be extended. Under a withdrawal order, all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area of the mine until the inspector determines that the violation has been abated.
4.A citation is issued under Section 104(d) where there is an S&S violation and the inspector finds the violation to be caused by an unwarrantable failure of the operator to comply with a mandatory health or safety standard. Unwarrantable failure is a special negligence finding that is made by an MSHA inspector and that focuses on the operator’s conduct. If during the same inspection or any subsequent inspection of the mine within 90 days after issuance of the citation, the MSHA inspector finds another violation caused by an unwarrantable failure of the operator to comply, a withdrawal order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.
5.A flagrant violation under Section 110(b)(2) is a violation that results from a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonable could have been expected to cause, death or serious bodily injury.
6.An imminent danger order under Section 107(a) is issued when an MSHA inspector finds that an imminent danger exists in a mine. An imminent danger is the existence of any condition or practice which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated. Under an imminent danger order, all persons, other than those required to abate the condition or practice and certain others, are required to be withdrawn from and are prohibited from entering the affected area until the inspector determines that such imminent danger and the conditions or practices which caused the imminent danger no longer exist.
7.These dollar amounts include the total amount of all proposed assessments under MSHA relating to any type of violation during the period, including proposed assessments for non-S&S citations that are not specifically identified in this exhibit, regardless of whether the Company has challenged or appealed the assessment.
8.A Notice is given under Section 104(e) if an operator has a pattern of S&S violations. If upon any inspection of the mine within 90 days after issuance of the notice, or at any time after a withdrawal notice has been given under Section 104(e), an MSHA inspector finds another S&S violation, an order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.
9.There were no legal actions pending before the Federal Mine Safety and Health Review Commission as of the last day of the period covered by this report. In addition, there were no pending actions that are (a) contests of citations and orders referenced in Subpart B of 29 CFR Part 2700; (b) complaints for compensation referenced in subpart D of 29 CFR Part 2700; (c) complaints of discharge, discrimination or interference referenced in Subpart E of 29 CFR Part 2700; (d) applications for temporary relief referenced in Subpart F of 29 CFR Part 2700; or (e) appeals of judges’ decisions or orders to the Federal Mine Safety and Health Review Commission referenced in Subpart H of 29 CFR Part 2700.